Morrison Warren	Chapman and Cutler LLP
Partner	320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T 312.845.3484
warren@chapman.com

July 25, 2024

VIA EDGAR CORRESPONDENCE

Jennifer McHugh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Exchange Listed Funds Trust (the “Registrant”), on behalf of its series,

Stratified LargeCap Index ETF and Stratified LargeCap Hedged ETF

File No. 333-279083

Dear Ms. McHugh:

This letter responds to your comments provided telephonically regarding the registration statement filed by the Registrant on Form N-14 (the “Registration Statement”) on June 7, 2024, on behalf of Stratified LargeCap Index ETF and Stratified LargeCap Hedged ETF, each a series of the Registrant (each, an “Acquiring Fund” and collectively, the “Acquiring Funds”), and Syntax Stratified LargeCap ETF, Syntax Stratified MidCap ETF, Syntax Stratified SmallCap ETF, Syntax Stratified U.S. Total Market ETF, Syntax Stratified U.S. Total Market Hedged ETF and Syntax Stratified Total Market II ETF (each, an “Acquired Fund,” and collectively, the “Acquired Funds” and together with the Acquiring Funds, the “Funds”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Funds, which is intended to respond to your comments.

Comment 1 – Responses to Prior Correspondence

The Staff notes the Registrant’s Response to Comment 3 in its prior correspondence with the staff of the Securities and Exchange Commission (the “Staff”), dated July 25, 2024 and submitted concurrently with this response (the “Prior Correspondence”), regarding the separate agreement entered into between ETC and Mr. Rory Riggs.

Please explain supplementally whether the Joint Proxy Statement and Prospectus will be revised to include additional disclosure regarding the terms of such agreement. If not, please explain to the Staff the Registrant’s basis for the belief that such disclosure is not necessary.

Response to Comment to 1

ETC notes in this response and with respect to the Prior Correspondence that this disclosure and other references to the same in the Registration Statement have been removed. No separate compensation between the parties in connection with the Reorganization will be paid, other than license fees paid to Syntax, LLC for its licensing of the underlying index to the Acquiring Funds following the Reorganization.

Comment 2 – Reponses to Prior Correspondence

Please explain supplementally to the Staff how the contractual agreement between ETC and Mr. Rory Riggs factored into the determination of the Board of Trustees of Syntax ETF Trust to recommend the Reorganizations to shareholders of the Acquired Funds.

Response to Comment 2

Syntax Advisors, LLC provided the Syntax ETF Trust Board of Trustees with the details of the agreements between ETC and each of Syntax LLC, Syntax Advisors, LLC and Mr. Rory Riggs, including the compensation to be paid pursuant to such arrangements. The Board considered these details together with the total mix of other information provided to it regarding the Reorganization. With respect to the compensation to be paid to Mr. Riggs, the Board noted particularly that such compensation was to be paid by ETC from its profits and revenues and not by the Acquiring Funds. The Board also noted that the fact that Mr. Riggs could receive compensation in connection with the Reorganization should ETC earn profits from its management and operation of the Acquiring Funds did not seem unreasonable in light of the magnitude of financial support he extended to establish the Acquired Funds and support their operation since their inception. As noted in the Registration Statement, the Board did not identify any particular piece of information or consideration that was all-important or controlling, and each individual Trustee may have attributed different weights to various factors.

ETC notes that the parties have subsequently agreed to forego the aforementioned compensation arrangement between ETC and Mr. Rory Riggs. As referenced elsewhere in this correspondence, the only compensation between the parties will be Syntax, LLC’s receipt of license fees for its provision of the underlying index to the Acquiring Funds.

Comment 3 – Reponses to Prior Correspondence

Please describe to the Staff for what specifically is Mr. Riggs being compensated? (ie. for services rendered or services to be rendered in connection with the acquisition)

Response to Comment 3

ETC notes that the parties have subsequently agreed to forego the aforementioned compensation arrangement between ETC and Mr. Rory Riggs and therefore the purpose of the arrangement is no longer relevant.

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Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Listed Funds Trust
Richard Coyle, Esq., Partner, Chapman and Cutler LLP